Liquid Media Welcomes Capital Market Strategist Andrew Kaplan to Advisory Board

Vancouver, BC – March 17, 2020  – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) proudly announces the addition of capital markets strategist Andrew Kaplan to its recently announced advisory board.

During his career, Kaplan has sourced over USD$250-million for public and private companies. He is currently on the Board of Directors for another Nasdaq-listed company and a TSX Venture-listed company with an auxiliary listing on the Frankfurt Stock Exchange. He previously served on the Board for Majesco Entertainment Company, which is now a subsidiary of Liquid Media.

Kaplan has been instrumental as a capital market strategist for another TSX-listed company for close to a decade, navigating the company from its main board listing to its current NYSE listing.

A founder of A to B Capital Management, Kaplan manages the A to B Capital Special Situations Fund, LP which was launched on January 1, 2009. The fund invests in the small-cap sector through private, pre-public and publicly traded companies.

“Andrew brings invaluable experience and a proven track record of success over three decades. Originally coming from inside the brokerage community through titan Lehman Brothers, I've seen him navigate the international capital markets for both corporate issuers and institutional financiers in the 15 years that we’ve worked together,” said Daniel Cruz, CFO of Liquid Media. “He has participated in over USD$100-million of financing on behalf of public issuers alone, and acted as an institutional contact and in all capacities in the capital markets. Having Andrew on our advisory board brings a wealth of knowledge and is a blessing for Liquid shareholders."

In addition, for the past 20 years, Kaplan has served in his continuing role as a Vice President of Barry Kaplan Associates (“BKA”), a leading financial public relations firm for both public and private companies in the United States, Canada and abroad.

Led by digital entertainment visionary Wilson J. Tang, Liquid’s advisory board was established to provide guidance to Company leadership on its ambitious and innovative plans to leverage market developments resulting from convergence in the emerging media and entertainment landscape.

In addition to Kaplan being an existing common shareholder, Liquid has agreed to issue 25,000 stock options to him, alongside the rest of the Board of Directors and advisors. To that end, Kaplan has been issued 25,000 incentive stock options, entitling him to purchase an aggregate of 25,000 common shares at an exercise price of USD$2.55 per share for a five-year term expiring at the close of business on March 10, 2025.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content intellectual property (IP) spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties), Board Member Nancy Basi (VP of VRARA Vancouver - Virtual / Augmented Reality Association) and Advisor Wilson J. Tang (acclaimed digital entertainment veteran). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.